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                                 EISEMAN LEVINE
                             LEHRHAUPT & KAKOYIANNIS

                           A PROFESSIONAL CORPORATION

                                805 THIRD AVENUE
                            NEW YORK, NEW YORK 10022

                            TELEPHONE (212) 752 1000
                            FACSIMILE (212) 355-4608


                                           February 8, 2007



United States Securities and Exchange Commission
Division of Corporate Finance (Mail Stop 3561)
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jay Williamson and Carlton Tartar

                               Re:   Alpha Security Group Corporation
                                     Amendment No. 5 on Form S-1
                                     Registration Statement
                                     SEC File No. 33-127999
                                     -----------------------------

Dear Mr. Williamson and Mr. Tartar:

      On behalf of our client, Alpha Security Group Corporation (the "Company"), we hereby submit for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 5 on Form S-1 Registration Statement (the "Registration Statement"). In accordance with my telephone conversation with Jay Williamson of the staff earlier today, the Registration Statement reflects certain material changes in the offering as follows:

      1. The securities to be offered in the private placement have been changed from $3.2 million of units to $3.2 million of warrants (3,200,000 warrants at a purchase price of $1.00 per warrant) and the terms of such private warrants are identical to the public warrants included in the units;

      2. The incentive warrants to be issued to Steven M. Wasserman, Chief Executive Officer, President and Co-Chairman of the Board of Directors, and Contantinos Tsakiris, a director, have been eliminated;

      3. The exercise price of the public warrants contained in the units being offered and the private placement warrants has changed to $7.50 from $8.00; and

      4. The percentage of outstanding shares sold in the offering exercising redemption rights that would preclude consummation of a business combination has been amended to 35% from 30%.



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United States Securities and Exchange Commission
Division of Corporate Finance
February 8, 2007
Page 2



      The Registration Statement has also been amended in certain other respects.

      Please contact the undersigned with your comments and questions relating to this filing as soon as possible.


                                    Sincerely,



                                    Sam Schwartz

SS :vc
cc:   Steven Wasserman, CEO
      Alpha Security Group Corporation
      Maxim Group LLC
      Douglass S. Ellenoff, Esq.
      Lawrence A. Rosenbloom, Esq.